April 16, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs

Craig Wilson

Brittany Ebbertt

Katherine Wray

Bernard Nolan

Re:	Pluralsight, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted March 9, 2018

CIK No. 0001725579

Ladies and Gentlemen:

On behalf of our client, Pluralsight, Inc. (“Pluralsight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 30, 2018, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on March 9, 2018 (“Amendment No. 2”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on March 9, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2 submitted on March 9, 2018), all page references herein correspond to the Registration Statement.

References in this letter to the “Company” also include Pluralsight Holdings, LLC, as appropriate.

Securities and Exchange Commission

April 16, 2018

Prospectus Summary

Overview, page 1

1.

You estimate that your current total addressable market exceeds $24 billion “[b]ased in part” on information from Evans Data Corporation that there were over 102 million members of technical teams globally. In your response letter, please explain how you calculated your estimated current total addressable market, and tell us what other bases, if any, were used in formulating it. In addition, advise of any material assumptions used in calculating this estimate.

The Company advises the Staff that it has calculated its estimated total addressable market by multiplying the total number of members of technical teams globally as reported by Evans Data Corporation (102 million) by the Company’s revenue per user in 2017 ($240), which it calculated by dividing its revenue for the year ended December 31, 2017 ($166.8 million) by the total number of users on its platform as of December 31, 2017 (695,000). The Company respectfully advises the Staff that, although its management does not use the number of users on its platform or revenue per user to manage its operations, it believes that this is a reasonable methodology to calculate its estimated total addressable market.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2016 and December 31, 2017

Operating Expenses, page 91

2.

We note both Sales and Marketing and General and Administrative operating expenses trended up as an increasing percentage of revenues between fiscal years 2016 to 2017. We also note disclosures on page 26 that you may need to increase investment in Sales and Marketing to appropriately sustain your business. If these increases indicate trends that you reasonably expect will have a material impact on future income from continuing operations, please revise to describe further those trends and related impact. See Item 303(a)(3)(ii) of Regulation S-K.

The Company advises the Staff that the increase in sales and marketing expenses as a percentage of revenue in 2017 as compared to 2016 was driven primarily by increased employee compensation costs as the Company added headcount to support its growth as well as increased marketing and event related costs. While the Company expects that its sales and marketing expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of revenue to support the continued growth of its business, it expects sales and marketing expenses to decrease as a percentage of revenue over the long term as it drives greater scale in its business and associated leverage in its sales and marketing function.

The Company advises the Staff that the increase in general and administrative expenses as a percentage of revenue was driven primarily by increased employee compensation costs as the Company

Securities and Exchange Commission

April 16, 2018

added headcount to support its growth (including preparations to become a public company) as well as certain one-time equity-based compensation charges related to equity transactions involving two of the Company’s co-founders. As these types of equity-based compensation charges are not expected to occur in the future, the Company does not believe that the increase in general and administrative expenses as a percentage of revenue in 2017 is indicative of a trend in its business. While the Company expects that its general and administrative expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of revenue to support the continued growth of its business, it expects general and administrative expenses to decrease as a percentage of revenue over the long term as it drives greater scale in its business.

The Company further advises the Staff that it has revised the disclosure on page 94 to further clarify its disclosure to address the Staff’s comment.

Liquidity and Capital Resources, page 96

3.

As disclosed on page 72, you consider free cash flow to be an important measure of the cash you generate. In view of your negative free cash flow for fiscal years 2016 and 2017, please revise to clarify that in fact you have had increasingly negative free cash flow and not cash generation over those periods. Further, within your Liquidity section here, please discuss the reasonably likely impact on your liquidity of this trend. And, if applicable, revise to discuss future cash requirements from known trends or uncertainties, and timing on when the uncertainties will be resolved.

The Company advises the Staff that it has revised the disclosure on pages 76 and 102 to address the Staff’s comment.

*****

Securities and Exchange Commission

April 16, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Aaron Skonnard, Pluralsight, Inc.

James Budge, Pluralsight, Inc.

Matthew Forkner, Pluralsight, Inc.

Matthew Tenney, Pluralsight, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP